[VOUGHT LETTERHEAD]

July 24, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Vought Aircraft Holdings, Inc.
S-1 Registration Statement: (File No. 333-150977)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Vought Aircraft Holdings, Inc. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the Company’s Registration Statement (File No. 333-150977) on Form S-1 filed with the Commission on May 16, 2008 (the “Registration Statement”), together with all amendments thereof and exhibits thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registration Statement was filed in connection with a proposed initial public offering of the Company’s common stock, par value $0.01 per share (the “Common Stock”). The Company has determined not to move forward with its proposed initial public offering at this time due to unfavorable market conditions. Because the Company does not intend to proceed with the proposed offering at this time, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act. Since the Registration Statement was not declared effective by the Commission, no sales of the Company’s Common Stock were made pursuant to the Registration Statement.

If you have any questions, please contact Patrick Shannon of Latham & Watkins, LLP at (202) 637-1028.

Sincerely,

Vought Aircraft Holdings, Inc.

By:	/s/	KEVIN P. MCGLINCHEY
Name:		Kevin P. McGlinchey
Title:		Secretary